MAIRS AND POWER FUNDS TRUST

W1520 First National Bank Building

332 Minnesota Street

SAINT PAUL, MINNESOTA 55101

Telephone (651) 222-8478

Fax (651) 222-8470

August 10, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:  H.R. Hallock, Jr.

Re: Mairs and Power Small Cap Fund, a series of the Mairs and Power Funds Trust (the “Registrant”)

Registration Statement on Form N-1A

File Nos. 811-22563 and 333-174574

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, the Registrant hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated so that the Registration Statement will become effective August 11, 2011, at 3:00 p.m. Eastern time, or as soon thereafter as practicable.

The Registrant hereby acknowledges that the disclosure in the Registration Statement is the responsibility of the Registrant. The Registrant hereby further acknowledges that:

•            should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•            the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•            the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any questions or comments, please call me at (651) 222-8478.

Sincerely,

Mairs and Power Funds Trust

By:	/s/ Jon A. Theobald
Name: Jon A. Theobald
Title: Chief Compliance Officer and Secretary